GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,687,904
Adjustments to reconcile net income		
to cash provided by operating activities:		
Unrealized gain on securities owned - marketable		(3,063)
Depreciation		12,259
Deferred income taxes		(799)
Changes in operating assets and liabilities		
Deposits held by clearing brokers, restricted		(47)
Accounts receivable		(3,949)
Receivable from nonaffiliated brokers and dealers		695
Receivable from employees		(20,992)
Receivable from affiliates		24,328
Other assets		(90,850)
Accounts payable and accrued liabilities		100,967
Payable to affiliates		(221,652)
Accrued income taxes payable to affiliate		(4,577)
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		1,480,224
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(21,943)
NET CASH USED IN		
INVESTING ACTIVITIES		(21,943)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution		(984,000)
NET CASH USED IN		
FINANCING ACTIVITIES		(984,000)
NET INCREASE IN CASH AND		
CASH EQUIVALENTS		474,281
CASH AND CASH EQUIVALENTS, beginning of year*		6,150,358
CASH AND CASH EQUIVALENTS, end of year*	$	6,624,639
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	42,847

* amounts include cash held with clearing broker

The accompanying notes are an integral
part of these financial statements.